FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

September 05, 2006

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

MTS ANNOUNCES SHARE REPURCHASE PROGRAM

MTS PRESS RELEASE. SEPTEMBER 05, 2006

MOSCOW, RUSSIAN FEDERATION — SEPTEMBER 05, 2006 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT THE BOARD OF DIRECTORS HAS APPROVED A SHARE REPURCHASE PROGRAM.

MTS announces that the Board of Directors has authorized a share repurchase program to allow a recently established wholly owned subsidiary of MTS in Bermuda (MTS Bermuda) to repurchase MTS’ ADRs representing up to 10% of the total number of outstanding shares of MTS, over a period of 12 months until August 31, 2007.

The purchases may be made in the open market or through privately negotiated transactions under certain requirements as stipulated by SEC Rules 10b-18 and 10b5-1, as well as applicable legal requirements and other factors. The program does not obligate MTS and/or MTS Bermuda to acquire a particular number of ADRs, and the program may be suspended or discontinued at MTS’ and/or MTS Bermuda’s discretion. The repurchases could be funded through MTS’ own cash flows, commercial paper program or potentially through existing credit facilities. The execution of the program will depend on an on-going assessment of market conditions, and the program may be extended at any time. As per Russian law, the launch of the program is subject to approval by the Federal Anti-Monopoly Service.

Remarked Leonid Melamed, President and CEO of MTS, “We are committed to improving shareholder value. Our strong financial position, which allows us to fund our capital expenditures, coupled with our abilities to generate positive cash flows, has put us in a position to deliver this return to our shareholders. Our capital structure will remain robust, and MTS will be better positioned to take advantage of future business opportunities.”

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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WWW.MTS.RU

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date: September 05, 2006